SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,826,525 Class A Ordinary Shares (including 6,000,000 Class A Ordinary shares issuable upon conversion of convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 2 to the Schedule 13D ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

As previously disclosed in Item 4 of the original Schedule 13D, the Class C Ordinary Shares of the Issuer, including the 26,826,525 Class C Ordinary Shares beneficially owned by the Reporting Persons, would automatically convert into Class A Ordinary Shares at the expiration of the Lock-Up Period. The Lock-Up Period expired on February 26, 2022, and at such time, the Class C Ordinary Shares automatically converted into Class A Ordinary Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Amendment No. 2 are calculated based upon 759,451,810 Class A Ordinary Shares expected to be outstanding after giving effect to the conversion of the Class C Ordinary Shares on a one-for-one basis into Class A Ordinary Shares at the expiration of the Lock-Up Period, and assumes the conversion of the Notes reported herein.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Class A Ordinary Shares have been effected by the Reporting Persons since the filing of Amendment No. 1.

CUSIP No. G2007L105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2022

D1 Capital Partners L.P.

By:	s/ Amanda Hector
Name:	Amanda Hector
Title:	General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM